November 23, 2015

VIA EDGAR

Mr. Ethan Horowitz
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Harvest Operations Corp.
Form 20-F for the Fiscal Year Ended December 31, 2014
Filed May 1, 2015
File No. 333-121620

Dear Mr. Horowitz:

On behalf of Harvest Operations Corp. (the “Company”), reference is made to the letter dated November 16, 2015 (the “Comment Letter”) from the staff of the United States Securities and Exchange Commission (the “Staff”) regarding the Company’s Form 20-F for the Fiscal Year Ended December 31, 2014, filed May 1, 2015 with the Securities and Exchange Commission (the “Commission”). We have determined that the Company requires additional time to prepare and finalize our responses. We will be filing no later than the end of business day December 14, 2015.

Thank you for your consideration. If you have any further questions or comments, please contact me at (403) 718-7085.

Sincerely,

/s/ Mark Tysowski
Mark Tysowski
General Counsel